

<u>VIA FACSIMILE AND U.S. MAIL</u>

June 29, 2007

Ernest C. English
Vice President and Chief Financial Officer
Gundle/SLT Environmental, Inc.
19103 Gundle Road
Houston, Texas 77073

>   **RE: Gundle/SLT Environmental, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
>   **File No. 33-62947**

Dear Mr. English:

We have reviewed your letter dated June 8, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

1. We have read your response to comment one from our letter dated May 4, 2007. Based on the quantified impact you have presented in your response, we reiterate our prior comment to quantify and discuss the impact of the new master agreements on your current and future operations. You may wish to also clarify that you believe that the decline in revenues and gross profit from Waste Management is expected to be offset by new business ventures.

Critical Accounting Policies and Estimates, page 31

Goodwill Impairment, page 32

2. We have read your response to comment five from our letter dated May 4, 2007. Please disclose the following as previously requested:
    - identify your reporting units if, as result of our segment comments below, it is determined that you have geographic operating segments;
    - the material assumptions you are using in your discounted cash flows and;
    - the impact of a 1% change in the material assumptions used to estimate the fair value. In this regard, we note that you should highlight the fact that a 1% change in the cash flow rate and/or internal rate of return would result in the fair value of the consolidated entity to be less than its carrying value and that you would be required to perform the second step of the goodwill impairment analysis.

Financial Statements

(2) Summary of Significant Accounting Policies, page 47

Revenue and Cost Recognition, page 48

3. We have read your response to comment nine from our letter dated May 4, 2007 and have the following additional comments:

    - Tell us more about your installation contracts. Specifically, are you installing products produced in your standard manufacturing operation? If so, address the fact that paragraph 14 of SOP 81-1 states "Contracts not covered by this statement include sales by a manufacturer of goods produced in a standard manufacturing operation, even if produced to buyers' specifications, and sold in the ordinary course of business through the manufacturer's regular marketing channels if such sales are normally recognized as revenue in accordance with the realization principle for sales of products and if their costs are accounted for in accordance with generally accepted principles of inventory costing."
    - Clarify how long it typically takes to complete your installation contracts. Also clarify the value of the product component versus the installation component of a typical installation contract.
    - If the installation contracts are not long term and if you install product produced in your standard manufacturing operations, it appears that EITF 00-21 may the appropriate accounting literature for recognizing revenue under these contracts. Please advise.

4. We note your response to prior comment 11 from our letter dated May 4, 2007. Notwithstanding the ancillary nature of your installation revenue, Rule 5-03(b) of

Regulation S-X requires that when services exceed 10% of consolidated revenues you must separately disclose service revenues and cost of services provided.

(18) Segment Information, page 66

5. We note your response to prior comment 15 from our letter dated May 4, 2004. We note your believe that you operate in one segment, the global geosynthetic liner segment. However, based on the information you provided it appears that your regional business units (i) engage in business activities from which revenues are earned and expenses are incurred, (ii) have operations that are regularly reviewed by your CODM to make decisions about resources to be allocated and assess performance and (iii) have discrete financial information available. Specifically, we note:

- Your CODM receives geographic financial information for the purpose of (i) assessing and monitoring the execution of customer contracts, (ii) managing costs and (iii) assessing whether currently existing resources should be reallocated.
- Your CODM assesses geographic performance and perceived future opportunities within geographical regions when assessing whether existing production lines should be relocated.
- You appear to be differentiating between new investments as opposed to asset reallocation. However, SFAS 131 indicates that a component of an enterprise is an operating segment if it has its operating results regularly reviewed by the CODM to make decisions about "resources to be allocated".
- The fact that the Company does not allocate expenses such as corporate overhead or interest expense to your geographic business unites does not necessarily render the respective geographic financial information "incomplete". In this regard, we note that it is not uncommon to have unallocated corporate costs. Paragraph 32b of SFAS 131 compensates for this fact by requiring companies to reconcile the total of the reportable segments' measure of profit or loss to the company's consolidated income before taxes.

Please provide us with copies of the financial information regularly reviewed by your CODM. Based on the discrete financial information contained in these CODM reports, please provide us with your aggregation analysis for your apparent operating segments. Please provide us revenues and gross profit for at least each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you show the dollar and percentage changes from period to period in your analysis. Include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period. Explain why each of these differences would not be considered an indication of differing economic characteristics. Refer to paragraphs 17 to 20 of SFAS 131 and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief